FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

Dividends Payment Schedule

Dividends Payment Notice

Autonomous City of Buenos Aires, May 7 2024

Messrs.

Argentine Securities and Exchange Commission

RE: Relevant Event. Dividends. Payment Schedule

Dear Sirs,

The Shareholders of Banco BBVA Argentina S.A. (the “Bank”) are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 26, 2024, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority (“BCRA”) obtained on May 3, 2024 and the Board of Directors meeting held on May 6, 2024, approved the payment of a dividend in the amount of AR$ 264.227.684.640 expressed in homogeneous currency as of December 31, 2023. That amount in homogeneous currency as of today is AR$400,627,017,508. Dividends would be paid as follows.

Non-resident shareholders

Non-resident shareholders may choose to receive their dividends in a single installment for the purposes of being applied to the subscription of Bonds for the Reconstruction of a Free Argentina (the “BOPREAL” or “Payment in BOPREAL”).

The BCRA has invited to tender for BOPREAL - Series 3, the terms and conditions of which are detailed in Communication “B”12795, which is available at www.bcra.gob.ar. The BOPREAL will be subject to the restrictions on transfer or sale with settlement in foreign currency established in Communication “A” 7997 of the BCRA.

Those non-resident shareholders who intend to subscribe BOPREAL in the aforementioned tender must send an email until 4:00 p.m. on Wednesday, May 8 to corporateactions-arg@bbva.com in order to verify its compliance with current regulations and present the corresponding documentation. In case of oversubscription it will be awarded by proration.

If they do not opt to subscribe to BOPREAL, payment to non-resident shareholders will be made in pesos unless they express their intention to receive payment by delivering a National Treasury Bond in pesos adjusted by CER 4.25% due 13 December 2024, Ticker T5X4 (CV code 9200; ISIN ARARGE320DV0) (the “Bonds” or “Payment in Kind”) in installments, according to the schedule detailed below.

Resident shareholders

Payment to resident shareholders will be made in pesos (the “Payment in Pesos”), unless they express their intention to receive Payment in Kind. Resident shareholders are not authorized to subscribe to BOPREAL (Communication “A” 7997).

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Payment schedule

Payment in BOPREAL will be made on the settlement date of the tender carried out by the BCRA.

The Payment in Bonds and the Payment in Pesos will be made in 3 installments, on May 14, June 11 and July 11, according to the payment notice published with each installment.

American Depositary Shares (ADS)

Holders of American Depositary Shares (ADS) will receive payment through the depositary bank, Bank of New York Mellon, from the date determined by application of the rules governing the jurisdiction where the Bank's ADSs are listed. In that sense, the cut-off and/or payment dates may differ from those reported here.

Tax withholdings

The dividends that are proposed to be declared are subject to the 7% withholding established in article 97 of the Income Tax Law, text ordered in 2019.

From the distribution of dividends, where applicable, the amounts duly paid by the Bank, in its capacity as Substitute Responsible for the Personal Property Tax corresponding to the periods 2022 and 2023 of those Shareholders who have been reached by the referred tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 following article 25 of Law No. 23,966.

The withholdings of the Tax for an Inclusive and Solidarity Argentina (COUNTRY) provided by Decree 385/2024 will apply to the Payment in BOPREAL.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Autonomous City of Buenos Aires, May 7 2024

Dividends Payment. Installment 1 of 3.

The Shareholders of Banco BBVA Argentina S.A. (the “Bank”) are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 26, 2024, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority obtained on May 3, 2024 and the Board of Directors meeting held on May 6, 2024, approved the payment of a dividend in the amount of AR$ 264.227.684.640 expressed in homogeneous currency as of December 31, 2023. That amount in homogeneous currency as of today is AR$400,627,017,508.

In this sense, Installment 1 will be made available and paid for the sum of $ 133.542.339.169 (that is, $ 217.9535538036 per share that represents 21,795.35538036% of the share capital of AR$ 612,710,079) to its existing shareholders in the Bank's share registry as of May 9, 2024 (“Cut-Off Date”) as of May 14, 2024 (“Payment Date”), of a dividend through the delivery of:

Non-resident shareholders

Non-resident shareholders who have chosen to receive their dividends in a single installment for the purposes of being applied to the subscription of Bonds for the Reconstruction of a Free Argentina (the “BOPREAL” or “Payment in BOPREAL”) will receive payment from of the date on which the tender is settled by the BCRA.

Non-resident shareholders will receive payment in pesos, unless they express their intention to receive payment of their dividends with National Treasury Bonds in pesos adjusted by CER 4.25% due December 13, 2024, Ticker T5X4 (CV code 9200; ISIN ARARGE320DV0), (the “Bonds” or “Payment in Kind”). For these purposes, you must send an email to corporateactions-arg@bbva.com until May 9 at 3:00 p.m.

One day before the payment date, a complementary payment notice will be published informing the market price of the Bonds to be delivered.

Resident shareholders

Payment to resident shareholders will be made in pesos (the “Payment in Pesos”), unless they express their intention to receive Payment in Kind, sending an email to corporateactions-arg@bbva.com until May 9 at 3:00 p.m.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

General terms and conditions of dividend payment

Payment date: May 14.

Cut-off date: May 9

Those shareholders who own their shares within the scope of the Shareholder Registry that Caja de Valores S.A. carried out for the account and order of Banco BBVA Argentina S.A. must contact the Bank at the email address: corporateactions-arg@bbva.com to obtain information on the procedure applicable for the purposes of the provision of Payment in Kind.

Payment in Pesos will be made available from the indicated date, through Caja de Valores S.A located at 25 de Mayo 362, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 3:00 p.m. , where they must comply with the required procedures and the settlements will be carried out in accordance with the regulatory deadlines.

Payment in Kind will be made available through Banco BBVA Argentina S.A. from 10:00 a.m. to 3:00 p.m., at Av. Córdoba 111, Autonomous City of Buenos Aires.

It is expressly established that the share holdings of the Shareholders registered on the Cut-Off Date of each installment will be the only ones taken into account for the purposes of paying the declared dividend. Notifications made by those who do not turn out to be holders of shares of Banco BBVA Argentina S.A. on the Cut-Off Date will be considered not presented and will be void.

American Depositary Shares (ADS)

Holders of American Depositary Shares (ADS) will receive payment through the depositary bank, Bank of New York Mellon, from the date determined by application of the rules governing the jurisdiction where the Bank's ADSs are listed. In that sense, the cut-off and/or payment dates may differ from those reported here.

Tax withholdings

The dividends that are proposed to be declared are subject to the 7% withholding established in article 97 of the Income Tax Law, text ordered in 2019.

From the distribution of dividends, where applicable, the amounts duly paid by the Bank, in its capacity as Substitute Responsible for the Personal Property Tax corresponding to the periods 2022 and 2023 of those Shareholders who have been reached by the referred tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 following article 25 of Law No. 23,966.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

The withholdings of the Tax for an Inclusive and Solidarity Argentina (COUNTRY) provided by Decree 385/2024 will apply to the Payment in BOPREAL.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.
By: /s/ Carmen Morillo Arroyo
Date: May 07, 2024	Name: Carmen Morillo Arroyo Title: Chief Financial Officer